Exhibit 4.46

[Note: Translation from the original agreement written in Chinese]

Execution Copy

Equity Interest Transfer Agreement

According to the resolutions of general meeting of shareholders of Beijing eLong Information Technology Co., Ltd., Haochuan Ding (hereinafter referred to as the “Transferor”) and Rong Zhou (hereinafter referred to as the “Transferee”) enter into an agreement on the equity interest transfer:

1.	The Transferor is willing to transfer all equity interests in Beijing eLong Information Technology Co., Ltd. to the Transferee at a price of RMB2 million (two million yuan only);

2.	The Transferee is willing to accept all equity interests of the Transferor in Beijing eLong Information Technology Co., Ltd. at a price of RMB2 million (two million yuan only);

3.	Transfer shall take place on September 7, 2015; from the date of transfer, the Transferor shall no longer have the rights of the investor and bear the obligations of the investor regarding the transferred equity interests, and the Transferee shall have the rights of the investor and bear the obligations of the investor in the company with its amount of investment.

This agreement shall take effect after being signed by the parties. This agreement is in quintuplicate, the parties each holding one copy, other originals used for registration and filing of the governmental departments, all originals having equal legal effect.

[No text hereunder]

[signature page of Equity Interest Transfer Agreement]

Transferor: Haochuan Ding

Signature: /s/ Haochuan Ding

Transferee: Rong Zhou

Signature: /s/ Rong Zhou